AB

02019477

VF 4-3-02

...TES
...NGE COMMISSION
...C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49710

RECEIVED APR - 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vicky Byorum & Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue
(No. and Street)

New York NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Masillo (212) 707-1274
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

787 Seventh Avenue NY NY 10019
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 05 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 4-4-02

OATH OR AFFIRMATION

I, Thomas M Masillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Violy Byorum & Partners, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE of New York
County of Kings

[signature]
Signature

CFO
Title

[signature] 2-25-02
Notary Public

DANNY CHIN
Notary Public, State of New York
No. 4968775
Qualified in Kings County
Commission Expires November 18, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). Operations
- ☒ (d) Statement of Changes in Financial Condition. - Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplementary Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Violy, Byorum & Partners, L.L.C.
(a Limited Liability Company)

December 31, 2001
with Report of Independent Auditors

Violy, Byorum & Partners, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To Violy, Byorum & Partners Holdings, L.L.C.

We have audited the accompanying statement of financial condition of Violy, Byorum & Partners, L.L.C. (a Limited Liability Company) (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Violy, Byorum & Partners, L.L.C. at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

The accompanying statement of financial condition has been prepared assuming that Violy, Byorum & Partners, L.L.C. will continue as a going concern. As more fully described in Note 1, Violy, Byorum & Partners, L.L.C. is a wholly-owned subsidiary of Violy, Byorum & Partners Holdings, L.L.C. On a consolidated basis, Violy, Byorum & Partners Holdings, L.L.C. has experienced significant net losses and negative cashflow from operations in 2000 and 2001. These conditions raise substantial doubt about Violy, Byorum & Partners Holdings, L.L.C.'s ability to continue as a going concern. Because of the aforementioned conditions relating to Violy, Byorum & Partners Holdings, L.L.C., and the uncertainties surrounding its plans to address its liquidity problems, the parent company's actions could have a substantial effect on the Company's assets; therefore, there is also substantial doubt about whether Violy, Byorum & Partners, L.L.C. will continue as a going concern. The 2001 statement of financial condition of Violy, Byorum & Partners, L.L.C. does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

March 28, 2002

Ernst & Young LLP

Violy, Byorum & Partners, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 66,275
Fees receivable, net of $850,000 allowance for doubtful accounts	9,399,980
Prepaid expenses	634
Total assets	$ 9,466,889
Member's equity	$ 9,466,889

See notes to statement of financial condition.

Violy, Byorum & Partners, L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2001

1. Organization, Liquidity and Capital Resources

Violy, Byorum & Partners, L.L.C. (the "Company") was incorporated as a Delaware limited liability company on August 16, 1996. The Company is a strategic and financial advisory firm focusing on Latin America. The Company began operations in October of 1996 and is as a member of the National Association of Securities Dealers, Inc. The Company is 100% owned by Violy, Byorum & Partners Holdings, L.L.C. ("Holdings").

The Company entered into an agreement with Holdings dated December 4, 1996 in which Holdings will pay substantially all overhead expenses of the Company (see Note 4). Holdings experienced significant net losses and negative cashflow from operations in 2000 and 2001. Holdings has approximately $1 million in cash, and has drawn down $3.5 million of a $5 million line of credit (see Note 5) as of December 31, 2001. Management has implemented various cost cutting initiatives to reduce Holding's financial obligations. In addition, should advisory and retainer fees fail to materialize at the expected level, management has committed to further reduce expenditures. However, there can be no assurance that the Company and Holdings will be able to generate the level of retainer and advisory fees sufficient to meet Holding's financial obligations, particularly in light of the economic uncertainty that exists in Latin America and the reduced level of mergers and acquisition and financing activity in general.

If necessary, Holdings would seek to obtain either additional equity contributions or other alternative sources of funding, although there can be no assurance that these sources will be available at rates agreeable to Holdings. If Holdings failed to obtain funding from these sources, officers of the Company would continue to guarantee and collateralize the Facility described in Note 5, to facilitate its renewal for an additional year. However, management of the Company and Holdings are uncertain that an adequate amount of advisory and retainer fees will be paid to the Company and Holdings or that renewal of the Facility or alternative sources of funding, if needed, will be sufficient to meet Holding's financial obligations, including those incurred on behalf of the Company, during the year ended December 31, 2002.

2. Summary of Accounting Policies

Fees Receivable

Fees receivable primarily consist of transaction related fees invoiced to clients of the Company and are presented net of allowances for doubtful accounts. Fees receivable are recognized when services provided for the transactions are substantially completed. Allowances are recorded by the Company when management believes there is a reasonable level of uncertainty regarding the collectibility of a receivable.

Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company does not record a provision for federal, state and local income taxes because its member is required to report its share of income or loss on its income tax return.

3. Cash and Cash Equivalents

The Company maintains its cash at two financial institutions located in New York City. The Company considers investments in money market accounts to be cash equivalents.

4. Expense Agreement

The Company entered into an agreement with Holdings in which Holdings will directly pay substantially all overhead expenses of the Company. In accordance with this agreement, the Company is in no way obligated to repay Holdings for such disbursements, but may repay Holdings at its sole discretion, provided that such repayment would not result in the Company's net capital falling below 120% of its minimum net capital requirement under Securities Exchange Commission ("SEC") Rule 15c3-1 (see Note 6). At December 31, 2001, the Company has no liability to Holdings pursuant to this agreement.

5. Commitment

Holdings has obtained a secured line of credit (the "Facility") with a financial institution (the "Lender"). The maximum loan amount pursuant to the Facility is $5,000,000. The Facility expires on August 22, 2002, unless otherwise cancelled as provided for in the agreement. Holdings has the right to request to renew the Facility for additional one year periods. The Lender, at its sole discretion, shall determine whether or not to renew the Facility. Pursuant to the Facility, Holdings has pledged its assets (which includes the assets of the Company) to the Lender as collateral for this line of credit. In addition, two officers have agreed to guaranty to the Lender the payment and performance of any loan drawn under the Facility and have provided collateral against the Facility. At December 31, 2001 there was $3,500,000 outstanding under the Facility.

6. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2001, the Company had net capital of $66,275, which was $61,275 in excess of its required minimum net capital.